FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 29, 2004, Series 2004-AC4	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL RECEIVED PROCESSING SECTION AUG 03 2004 208 WASH., D.C.

04039535

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: July 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$456,090,000 (Approximately)

Asset-Backed Certificates, Series 2004-AC4

Bear Stearns Asset Backed Securities I Trust 2004-AC4
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

July 21, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A	$366,850,000	78.85%	21.15%	5.500% Fixed (d)(e)(f)	**3.589**	08/25/34	Aaa/AAA
M-1	$34,270,000	8.35%	12.80%	Floater (e)(f)(g)	**3.589**	08/25/34	Aa2/AA
M-2	$29,210,000	6.20%	6.65%	Floater (e)(f)(h)	**3.589**	08/25/34	A2/A
B	$25,760,000	5.75%	0.85% (i)	Floater (e)(f)(i)	**3.589**	08/25/34	Baa2/BBB
Total	**$456,090,000**	99.15%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in July 2014.

(d) The Class A represents the aggregate senior certificates and may be structured into more than on class of senior certificates.

(e) See Optional Redemption Definition.

(f) The Class A Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class M-1 Certificates, Class M-2 Certificates and Class B Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(g) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.60%] (per annum).

(h) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [1.20%] (per annum).

(i) The pass-through rate for the Class B Certificates will be a floating rate based on One Month LIBOR + [1.90%] (per annum).

(j) Credit Enhancement for the Class B Certificates will be available from the Overcollateralized Amount, which is expected to be 0.85% initially, with a floor and target of 0.85% of the original aggregate stated principal balance of the mortgage loans.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $460,000,000.
- The mortgage loans were primarily originated by Waterfield Mortgage Company, Incorporated (approximately 42%) with approximately seventy-nine other originators totaling approximately 48% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of July 1, 2004.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A Certificates
The Class A Certificates will be fixed rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class B Certificates
The Class B Certificates will be issued as floating rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	EMC Mortgage Corporation (approximately 96%), Cendant (approximately 1%), SouthTrust Mortgage Corporation (approximately 1%), and 4 others each comprising less than 1%.
Originators:	Waterfield (42%) and approximately 79 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	US Bank National Association
Cut-off Date:	July 1, 2004
Closing Date:	On or about July 30, 2004
Distribution Date:	25th day of each month (or the next business day), commencing in August 2004
Optional Redemption:	At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in July 2014.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A, Class M-1, Class M-2, and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.500% per annum for the Class A Certificates, [0.300%] per annum for the Class M-1 Certificates, [0.600%] per annum for the Class M-2 Certificates and [0.950%] for the Class B Certificates; or (B) on the Distribution Date in July 2014, 0.500% per annum for the Class A, [0.300%] per annum for the Class M-1 Certificates, [0.600%] per annum for the Class M-2 Certificates and [0.950%] for the Class B-2 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in July 2014, thereafter all net monthly excess cashflow will be paid as principal to the Class A, Class M-1, Class M-2 and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class M-1 Certificates, Class M-2 Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class A Certificates will be the per annum fixed rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M-1 Certificates, Class M-2 Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

Interest Payments: On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the Class A Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class M-1, Class M-2 and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M-1, Class M-2 and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M-1, Class M-2 and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable For any Distribution Date and each class of offered certificates, the amount of

Amount: interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in July 2014, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage

loans due on the related due date, to the extent received or advanced;

2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A, Class M-1, Class M-2 and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates and then to the holders of Class B Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates; and
5. Payment of any allocated realized loss amount to the holders of the Class B Certificates.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such

Distribution Date).

Overcollateralization Release Amount: With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Credit Enhancement:

- Subordination (including initial OC): Initially, 21.15% for the Class A Certificates; 12.80% for the Class M-1 Certificates, 6.60% for the Class M-2 Certificates and the Overcollateralized Amount (0.85% initially), for the Class B Certificates.
- Overcollateralization Target Amount: 0.85% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.010% (weighted average initially) per annum, payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Aug-04	9.12	25-Dec-06	9.32	25-Apr-09	9.68
25-Sep-04	9.13	25-Jan-07	9.33	25-May-09	9.70
25-Oct-04	9.13	25-Feb-07	9.34	25-Jun-09	9.72
25-Nov-04	9.13	25-Mar-07	9.35	25-Jul-09	9.74
25-Dec-04	9.14	25-Apr-07	9.36	25-Aug-09	9.75
25-Jan-05	9.14	25-May-07	9.37	25-Sep-09	9.77
25-Feb-05	9.14	25-Jun-07	9.38	25-Oct-09	9.79
25-Mar-05	9.15	25-Jul-07	9.39	25-Nov-09	9.81
25-Apr-05	9.15	25-Aug-07	9.40	25-Dec-09	9.83
25-May-05	9.16	25-Sep-07	9.41	25-Jan-10	9.85
25-Jun-05	9.17	25-Oct-07	9.43	25-Feb-10	9.87
25-Jul-05	9.17	25-Nov-07	9.44	25-Mar-10	9.89
25-Aug-05	9.18	25-Dec-07	9.45	25-Apr-10	9.91
25-Sep-05	9.19	25-Jan-08	9.46	25-May-10	9.94
25-Oct-05	9.19	25-Feb-08	9.48	25-Jun-10	9.96
25-Nov-05	9.20	25-Mar-08	9.49	25-Jul-10	9.98
25-Dec-05	9.21	25-Apr-08	9.50	25-Aug-10	10.01
25-Jan-06	9.22	25-May-08	9.52	25-Sep-10	10.03
25-Feb-06	9.23	25-Jun-08	9.53	25-Oct-10	10.05
25-Mar-06	9.23	25-Jul-08	9.54	25-Nov-10	10.08
25-Apr-06	9.24	25-Aug-08	9.56	25-Dec-10	10.10
25-May-06	9.25	25-Sep-08	9.57	25-Jan-11	10.13
25-Jun-06	9.26	25-Oct-08	9.59	25-Feb-11	10.16
25-Jul-06	9.27	25-Nov-08	9.60	25-Mar-11	10.18
25-Aug-06	9.28	25-Dec-08	9.62	25-Apr-11	10.21
25-Sep-06	9.29	25-Jan-09	9.63	25-May-11	10.24
25-Oct-06	9.30	25-Feb-09	9.65	25-Jun-11	10.27
25-Nov-06	9.31	25-Mar-09	9.67	25-Jul-11	10.30

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$462,237,987		
Number of Loans	2,007		
Average Current Loan Balance	$230,313	$26,879	$1,500,000
(1) Original Loan-to-Value Ratio	75.80%	6.25%	100.00%
(1) Mortgage Rate	6.4601%	4.500%	9.875%
(1) Net Mortgage Rate	6.1991%	4.240%	9.615%
(1) Original Term to Stated Maturity (months)	334	120	360
(1) Age (months)	2	0	23
(1) Remaining Term to Stated Maturity (months)		117	360
(1) (2) Credit Score	692	520	814

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	18.55%
	Condominium	4.20%
	Co-Op	0.33%
	Manufactured Home	0.08%
	Planned Unit Developments (attached)	15.16%
	Single-family detached	61.60%
	Townhouse	0.07%
Geographic Distribution	Arizona	5.43%
	California	21.79%
	Florida	10.22%
	New Jersey	5.05%
	New York	12.06%
Number of States (including DC)		50
Documentation Type	Full/Alternative	22.34%
	No Income/No Asset	17.91%
	No Ratio	14.82%
	Stated Income	35.54%
	Stated Income/Stated Asset	9.38%
Loans with Prepayment Penalties		37.64%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
0 - 500	38	6,363,589	1.38	167,463	77.16
520 - 539	3	541,558	0.12	180,519	62.97
560 - 579	14	2,816,402	0.61	201,172	74.81
580 - 599	72	13,032,657	2.82	181,009	71.23
600 - 619	117	20,827,048	4.51	178,009	77.01
620 - 639	231	51,304,665	11.10	222,098	78.69
640 - 659	229	47,527,561	10.28	207,544	79.50
660 - 679	246	58,100,832	12.57	236,182	75.87
680 - 699	257	52,815,170	11.43	205,507	79.75
700 - 719	230	55,416,799	11.99	240,943	74.05
720 - 739	214	54,507,653	11.79	254,709	74.31
740 - 759	134	39,193,663	8.48	292,490	75.12
760 - 779	151	39,343,904	8.51	260,556	72.64
780 - 799	62	18,118,195	3.92	292,229	65.88
800 - 819	9	2,328,290	0.50	258,699	79.31
TOTAL:	2,007	462,237,987	100.00	230,313	75.80

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.00% - 4.99%	668	151,949,498	32.87	227,469	669	76.22
5.00% - 9.99%	7	446,420	0.10	63,774	717	84.26
10.00% - 14.99%	28	7,197,612	1.56	257,058	702	64.76
15.00% - 19.99%	33	7,510,357	1.62	227,587	693	67.41
20.00% - 24.99%	73	15,651,220	3.39	214,400	692	74.28
25.00% - 29.99%	119	25,230,825	5.46	212,024	702	76.63
30.00% - 34.99%	222	50,980,941	11.03	229,644	689	73.64
35.00% - 39.99%	321	79,432,304	17.18	247,453	696	76.29
40.00% - 44.99%	302	72,121,378	15.60	238,813	682	77.50
45.00% - 49.99%	185	40,489,095	8.76	218,860	683	77.95
50.00% - 54.99%	34	7,351,528	1.59	216,221	636	74.42
55.00% - 59.99%	15	3,876,809	0.84	258,454	689	62.72
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	383	27,886,927	6.03	72,812	669	81.39
$100,001 - $200,000	775	112,040,556	24.24	144,568	661	81.06
$200,001 - $300,000	350	85,573,813	18.51	244,497	668	78.88
$300,001 - $400,000	207	73,003,808	15.79	352,675	688	74.85
$400,001 - $500,000	141	63,740,516	13.79	452,060	698	74.10
$500,001 - $600,000	74	40,664,296	8.80	549,518	699	73.87
$600,001 - $700,000	44	28,164,443	6.09	640,101	709	66.62
$700,001 - $800,000	13	9,769,657	2.11	751,512	736	67.84
$800,001 - $900,000	2	1,644,387	0.36	822,194	675	64.58
$900,001 - $1,000,000	11	10,753,164	2.33	977,560	711	58.92
$1,000,001 - $1,100,000	1	1,020,000	0.22	1,020,000	660	60.00
$1,100,000+	6	7,976,421	1.73	1,329,403	739	50.98
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	5	1,358,720	0.29	271,744	687	53.95
4.5000% - 4.9999%	42	13,601,904	2.94	323,855	734	65.14
5.0000% - 5.4999%	177	55,755,706	12.06	315,004	716	65.63
5.5000% - 5.9999%	584	156,329,257	33.82	267,687	693	73.46
6.0000% - 6.4999%	491	110,306,793	23.86	224,657	674	77.67
6.5000% - 6.9999%	348	65,265,450	14.12	187,544	660	82.14
7.0000% - 7.4999%	178	30,327,632	6.56	170,380	659	82.85
7.5000% - 7.9999%	97	15,677,554	3.39	161,624	668	84.17
8.0000% - 8.4999%	56	9,551,811	2.07	170,568	589	84.66
8.5000% - 8.9999%	21	2,908,247	0.63	138,488	673	89.79
9.0000% - 9.4999%	6	718,212	0.16	119,702	686	93.67
9.5000% - 9.9999%	2	436,702	0.09	218,351	649	86.36
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	11	2,345,474	0.51	213,225	707	56.86
5.0000% - 5.4999%	57	21,153,751	4.58	371,118	727	63.70
5.5000% - 5.9999%	292	86,991,293	18.82	297,915	710	69.16
6.0000% - 6.4999%	578	151,612,337	32.8	262,305	689	74.44
6.5000% - 6.9999%	485	101,205,821	21.89	208,672	668	79.08
7.0000% - 7.4999%	266	46,942,795	10.16	176,477	651	82.38
7.5000% - 7.9999%	170	29,412,949	6.36	173,017	669	82.92
8.0000% - 8.4999%	78	11,797,434	2.55	151,249	660	85.75
8.5000% - 8.9999%	51	8,071,913	1.75	158,273	586	85.59
9.0000% - 9.4999%	12	1,623,031	0.35	135,253	672	90.31
9.5000% - 9.9999%	7	1,081,189	0.23	154,456	670	90.97
TOTAL:	2,007	462,237,987	100	230,313	683	75.80

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.00% - 9.99%	1	49,839	0.01	49,839	777
15.00% - 19.99%	1	64,864	0.01	64,864	793
20.00% - 24.99%	6	1,242,781	0.27	207,130	743
25.00% - 29.99%	6	562,059	0.12	93,677	659
30.00% - 34.99%	3	948,218	0.21	316,073	756
35.00% - 39.99%	15	6,339,170	1.37	422,611	721
40.00% - 44.99%	21	5,814,712	1.26	276,891	697
45.00% - 49.99%	24	6,454,754	1.40	268,948	703
50.00% - 54.99%	48	18,087,597	3.91	376,825	710
55.00% - 59.99%	58	22,824,148	4.94	393,520	702
60.00% - 64.99%	73	22,101,227	4.78	302,757	683
65.00% - 69.99%	96	32,760,487	7.09	341,255	687
70.00% - 74.99%	128	35,405,428	7.66	276,605	667
75.00% - 79.99%	239	59,304,774	12.83	248,137	662
80.00% - 84.99%	678	158,675,855	34.33	234,035	686
85.00% - 89.99%	102	17,162,710	3.71	168,262	686
90.00% - 94.99%	292	41,323,611	8.94	141,519	686
95.00% - 99.99%	189	29,985,752	6.49	158,655	663
100.00% - 100.00%	27	3,130,001	0.68	115,926	626
TOTAL:	2,007	462,237,987	100.00	230,313	683

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Arizona	140	25,100,302	5.43	179,288	690	80.40
California	288	100,708,216	21.79	349,681	694	69.53
Florida	255	47,261,922	10.22	185,341	632	78.37
New Jersey	95	23,342,424	5.05	245,710	681	75.02
New York	150	55,758,551	12.06	371,724	705	75.73
Other[1]	1,079	210,066,573	45.45	194,686	682	77.79
TOTAL:	2,007	462,237,987	100	230,313	683	75.80

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	661	165,287,618	35.76	250,057	676	71.13
Purchase	1,085	225,793,441	48.85	208,105	683	81.62
Rate/Term Refinance	261	71,156,927	15.39	272,632	698	68.20
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	497	103,255,827	22.34	207,758	689	77.66
No Income/No Asset	384	82,799,597	17.91	215,624	665	74.39
No Ratio	280	68,506,210	14.82	244,665	674	78.50
Stated Income	685	164,299,747	35.54	239,854	686	74.19
Stated/Stated	161	43,376,606	9.38	269,420	703	75.94
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	567	88,784,508	19.21	156,586	701	77.85
Primary Residence	1,327	349,404,723	75.59	263,304	684	75.30
Second/Vacation	113	24,048,755	5.20	212,821	592	75.61
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	346	85,762,466	18.55	247,868	687	77.54
Co-Op	8	1,527,709	0.33	190,964	751	56.99
Condominium	109	19,399,689	4.20	177,979	680	77.91
Manufactured Home	3	389,302	0.08	129,767	664	74.16
Planned Unit Developments (attached)	306	70,095,530	15.16	229,070	669	77.25
Single-family detached	1,232	284,754,730	61.60	231,132	684	74.87
Townhouse	3	308,560	0.07	102,853	709	86.12
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1,253	288,238,998	62.36	230,039	682	74.92
6 Months	4	1,078,250	0.23	269,562	691	62.04
7 Months	7	1,668,410	0.36	238,344	703	60.06
12 Months	75	22,360,189	4.84	298,136	689	80.31
24 Months	20	2,649,356	0.57	132,468	677	87.10
36 Months	213	46,232,859	10.00	217,056	684	78.24
60 Months	435	100,009,925	21.64	229,908	683	76.33
TOTAL:	2,007	462,237,987	100.00	230,313	683	75.80

BSABS-04AC4
Sensitivity

Settle Date: 7/30/2004 US Treasury Curve Date: 7/21/2004

Tranche: A2 (A)						
Price	**.00% CPR 1.47000 Scenario0 0%**	**P50 ACPR 1.47000 Scenario1 0%**	**P100 ACPR 1.47000 Scenario2 0%**	**P150 ACPR 1.47000 Scenario3 0%**	**P200 ACPR 1.47000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
100.421875	5.65 10.24	5.48 5.40	5.38 3.44	5.30 2.46	5.21 1.88	Yield Duration
100.546875	5.63 10.25	5.46 5.41	5.35 3.44	5.25 2.46	5.14 1.89	Yield Duration
100.671875	5.62 10.26	5.43 5.41	5.31 3.44	5.20 2.46	5.07 1.89	Yield Duration
100.796875	5.61 10.26	5.41 5.42	5.28 3.45	5.15 2.47	5.01 1.89	Yield Duration
100.921875	5.60 10.27	5.39 5.42	5.24 3.45	5.10 2.47	4.94 1.89	Yield Duration
101.046875	5.59 10.28	5.36 5.43	5.20 3.46	5.05 2.47	4.88 1.90	Yield Duration

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Settle Date: 7/30/2004 US Treasury Curve Date: 7/21/2004

Tranche: B (B)						
Price	**.00% CPR 1.47000 Scenario0 0%**	**P50 ACPR 1.47000 Scenario1 0%**	**P100 ACPR 1.47000 Scenario2 0%**	**P150 ACPR 1.47000 Scenario3 0%**	**P200 ACPR 1.47000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
99.625000	3.82 12.12	3.64 5.99	3.65 3.67	3.71 2.57	3.76 1.95	Yield Duration
99.750000	3.81 12.12	3.62 6.00	3.62 3.68	3.66 2.58	3.70 1.95	Yield Duration
99.875000	3.80 12.13	3.60 6.01	3.59 3.68	3.61 2.58	3.63 1.95	Yield Duration
100.000000	3.79 12.14	3.58 6.01	3.55 3.68	3.57 2.58	3.57 1.96	Yield Duration
100.125000	3.78 12.14	3.56 6.02	3.52 3.69	3.52 2.58	3.50 1.96	Yield Duration
100.250000	3.77 12.15	3.54 6.02	3.48 3.69	3.47 2.59	3.44 1.96	Yield Duration
100.375000	3.76 12.15	3.52 6.03	3.45 3.70	3.42 2.59	3.38 1.96	Yield Duration

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Settle Date: 7/30/2004 US Treasury Curve Date: 7/21/2004

Tranche: M1 (M1)						
Price	**.00% CPR 1.47000 Scenario0 0%**	**P50 ACPR 1.47000 Scenario1 0%**	**P100 ACPR 1.47000 Scenario2 0%**	**P150 ACPR 1.47000 Scenario3 0%**	**P200 ACPR 1.47000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
99.625000	2.26 13.74	2.22 6.44	2.24 3.85	2.29 2.66	2.34 2.00	Yield Duration
99.750000	2.25 13.74	2.20 6.45	2.21 3.86	2.24 2.67	2.28 2.01	Yield Duration
99.875000	2.24 13.75	2.18 6.46	2.18 3.86	2.20 2.67	2.21 2.01	Yield Duration
100.000000	2.23 13.75	2.16 6.46	2.15 3.86	2.15 2.67	2.15 2.01	Yield Duration
100.125000	2.22 13.76	2.14 6.47	2.11 3.87	2.10 2.67	2.09 2.01	Yield Duration
100.250000	2.21 13.77	2.12 6.47	2.08 3.87	2.06 2.68	2.03 2.01	Yield Duration
100.375000	2.20 13.77	2.10 6.48	2.05 3.88	2.01 2.68	1.96 2.02	Yield Duration

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

BSABS-04AC4
Sensitivity

Settle Date: 7/30/2004 US Treasury Curve Date: 7/21/2004

Tranche: M2 (M2)						
Price	**.00% CPR 1.47000 Scenario0 0%**	**P50 ACPR 1.47000 Scenario1 0%**	**P100 ACPR 1.47000 Scenario2 0%**	**P150 ACPR 1.47000 Scenario3 0%**	**P200 ACPR 1.47000 Scenario4 0%**	**PREPAY 1M_LIB PP_PCT CALL**
99.625000	2.93	2.82	2.84	2.89	2.94	Yield
	13.01	6.25	3.77	2.62	1.98	Duration
99.750000	2.92	2.80	2.81	2.84	2.88	Yield
	13.01	6.25	3.78	2.63	1.98	Duration
99.875000	2.91	2.78	2.77	2.80	2.81	Yield
	13.02	6.26	3.78	2.63	1.98	Duration
100.000000	2.90	2.76	2.74	2.75	2.75	Yield
	13.03	6.26	3.79	2.63	1.99	Duration
100.125000	2.89	2.74	2.71	2.70	2.69	Yield
	13.03	6.27	3.79	2.64	1.99	Duration
100.250000	2.88	2.72	2.68	2.65	2.62	Yield
	13.04	6.28	3.79	2.64	1.99	Duration
100.375000	2.87	2.70	2.64	2.61	2.56	Yield
	13.04	6.28	3.80	2.64	1.99	Duration

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	PP PCT
Default	.00% CPR		.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	PP PCT
Default	P50 ACPR		.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	PP PCT
Default	P100 ACPR		.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	PP PCT
Default	P150 ACPR		.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	PP PCT
Default	P200 ACPR		.00000

Deal Name:

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
Aggregated	1,983	455,910,954.58	229,910.00	100.00	6.459		692	75.79		37.13	22.49	75.45	61.51	21.86	35.73
0-$50k	**57**	2,440,111.94	42,808.98	0.54	7.270		689	81.80		34.26	25.20	22.96	79.97	7.51	18.04
50-75k	**131**	8,263,483.30	63,080.03	1.81	7.261		679	82.64		35.71	36.85	40.37	67.37	12.94	27.23
75-100k	**194**	17,086,191.40	88,073.15	3.75	6.814		685	80.99		35.44	27.81	52.97	63.84	16.49	29.82
700-800k	**13**	9,745,853.29	749,681.02	2.14	5.942		736	67.84		35.50	53.57	84.44	53.68	7.66	39.64
800-900k	**2**	1,642,934.95	821,467.48	0.36	6.673		675	64.58		33.87	0.00	0.00	0.00	0.00	100.00
900k-$1MM	**11**	10,705,079.94	973,189.09	2.35	6.216		711	58.95		41.77	8.84	81.97	81.61	27.32	63.78
>$1MM	**7**	8,981,405.79	1,283,057.97	1.97	6.015		730	51.99		24.65	13.46	100.00	100.00	30.16	31.85
FICO															
NA	**38**	6,359,662.53	167,359.54	1.39	7.122		0	77.1658		38.97	17.26	38.66	39.05	7.84	4.32
<600	**88**	16,229,496.32	184,426.09	3.56	6.514		585	71.5001		38.37	36.19	96.52	81.63	22.35	69.41
601-619	**113**	20,013,703.93	177,112.42	4.39	6.587		610	77.1592		39.57	42.11	88.84	75.03	22.72	51.91
620-639	**2,229**	50,414,194.93	220,149.32	11.06	6.681		629	78.7748		36.84	21.17	81.65	57.28	30.00	49.67
640-659	**227**	47,054,161.43	207,287.05	10.32	6.693		649	79.4716		38.53	13.99	83.66	66.42	21.05	33.12
LTV															
80-85	**58**	10,226,244.79	176,314.57	2.24	6.629		682	83.98		38.54	27.13	83.74	87.61	12.79	46.99
85.01-90	**305**	43,858,774.86	143,799.26	9.62	6.952		688	89.68		37.73	18.69	55.60	53.59	24.62	13.55
90.01-95	**237**	37,545,564.63	158,420.10	8.24	7.101		682	94.76		37.72	21.02	79.10	63.05	21.33	20.39
95.01-100	**33**	3,892,871.76	117,965.81	0.85	7.091		623	99.53		42.05	98.47	100.00	74.24	0.00	0.00
Cash Out	**652**	162,892,814.82	249,835.61	35.73	6.340		677	71.14		36.41	19.82	81.51	72.36	21.06	100.00
2-4 family	**345**	85,366,926.14	247,440.37	18.72	6.903		696	77.53		36.28	21.10	47.50	0.00	8.81	23.60
investment	**562**	87,964,451.64	156,520.38	19.29	6.879		702	77.76		34.37	29.99	0.00	35.68	19.19	28.19
2nd home	**113**	23,984,302.40	212,250.46	5.26	6.684		702	75.65		37.26	12.25	0.00	47.32	19.08	22.17
stated income	**679**	162,632,487.09	239,517.65	35.67	6.365		688	74.19		36.38	0.00	76.38	66.61	21.75	41.77
stated/stated	**159**	42,389,693.11	266,601.84	9.30	6.489		710	76.17		38.55	0.00	81.68	59.44	3.82	25.70
no ratio	**277**	67,930,282.83	245,235.68	14.90	6.704		687	78.48		0.00	0.00	71.53	51.67	24.64	33.53
no income/no asset	**373**	80,407,286.69	215,569.13	17.64	6.668		690	74.20		0.00	0.00	78.73	61.72	19.22	36.07

	Deal Name		Data
Collateral Characteristics	Pool Balance	$	455,910,954.58
	# of Loans	#	1983
	Avg Prin Balance	$	229,910.00
	WAC	%	6.4585
	WA Net Rate	%	6.1976
	WAM	#	332
	Seasoning	#	2
	Second Liens	%	0.000
	WA CLTV	%	79.42
	WA FICO	#	692
	Prepay Penalties	%	37.74
Arm Characteristics	WAC (Arms only)	%	N/A
	WAM (Arms only)	#	N/A
	WA Margin	%	N/A
	WA Initial Cap	%	N/A
	WA Periodic Cap	%	N/A
	WA Cap	%	N/A
	WA Months to Roll	#	N/A
Loan Type	Fixed	%	99.93
	Balloons	%	0.07
	2/28 Arms	%	N/A
	3/27 Arms	%	N/A
	Other Hybrid Arms	%	N/A
Index	1-Month LIBOR	%	N/A
	6-Month LIBOR	%	N/A
	Other Index	%	N/A
Loan Purpose	Purchase	%	48.96
	Cash-Out Refi	%	35.73
	Rate-Term Refi	%	15.31
	Debt Consolidation	%	
Occupancy Status	Owner	%	75.45
	Second Home	%	5.26
	Investor	%	19.29
Property Type	Single Family	%	61.51
	2-4 Family	%	18.72
	PUD	%	15.18
	MH	%	0.09
	Condo	%	4.1
Doc Type	Full Doc	%	22.49
	Stated Inc/Verified Assets	%	35.67
	Stated Inc/Stated Assets	%	9.3
	Limited Doc	%	0
	No Ratio	%	14.9
	No Doc	%	17.64
MI Data	MI Flag	Y/N	Y
	% of Pool Covered	%	18.19
	Effective LTV	%	

Please populate column D (&E)
characteristics in Column B.
- For values in currency format,
- For values in percentage form
places and omit %.
- For WAC Net Rate, subtract s
initial MI fee.
- For MI Flag, Y or N.

) (&E) with the corresponding pool
B.
ormat, omit $.
e format, provide data to 3 decimal

ıtract servicing fee, trustee fee, and

FICO Distribution	FICO 0-0	%	1.39	
	FICO 1-539	%	0.12	
	FICO 560-579	%	0.62	
	FICO 580-599	%	2.82	
	FICO 600-619	%	4.39	
	FICO 620-639	%	11.06	
	FICO 640-659	%	10.32	
	FICO 660-679	%	12.57	
	FICO 680-699	%	11.48	
	FICO 700-719	%	12.01	
	FICO 720-739	%	11.91	
	FICO 740-759	%	8.25	
	FICO >760	%	13.06	
LTV Distribution	LTV 0-19	%	0.02	
	LTV 20-29	%	0.40	
	LTV 30-39	%	1.60	
	LTV 40-49	%	2.69	
	LTV 50-59	%	8.79	
	LTV 60-69	%	11.83	
	LTV 70-79	%	20.53	
	LTV 80-89	%	38.04	
	LTV 90-99	%	15.41	
	LTV >100	%	0.69	
			Data	**Data**
Loan Balance Distribution	$ 25,001-50,000	# & %	2,440,112	0.54
	$ 50,001-75,000	# & %	8,263,483	1.81
	$ 75,001-100,000	# & %	17,086,191	3.75
	$ 100,001-150,000	# & %	57,282,220	12.56
	$ 150,001-200,000	# & %	53,649,252	11.77
	$ 200,001-250,000	# & %	43,477,914	9.54
	$ 250,001-300,000	# & %	40,419,864	8.87
	$ 300,001-350,000	# & %	33,628,474	7.38
	$ 350,001-400,000	# & %	38,671,312	8.48
	$ 400,001-450,000	# & %	30,198,697	6.62
	$ 450,001-500,000	# & %	32,128,328	7.05
	$ 500,001-550,000	# & %	22,085,030	4.84
	$ 550,001-600,000	# & %	18,622,813	4.08
	$ 600,001-650,000	# & %	24,142,408	5.30
	$ 650,001-700,000	# & %	2,739,582	0.60
	$ 700,001-750,000	# & %	5,817,441	1.28
	$ 750,001-800,000	# & %	3,928,412	0.86
	$ 800,001-850,000	# & %	1,642,935	0.36
	$ 900,001-950,000	# & %	2,781,575	0.61
	$ 950,001-1,000,000	# & %	7,923,505	1.74
	> $ 1,000,001	# & %	8,981,406	1.97

Geographic Distribution	AZ	%	5.50
	CA	%	21.51
	CO	%	2.16
	FL	%	10.20
	GA	%	3.50
	MA	%	3.54
	MD	%	4.76
	NJ	%	5.11
	NY	%	12.02
	OTHER	%	22.53
	TX	%	2.36
	VA	%	3.69
	WA	%	3.10

BSABS 2004-AC4 {INTEREST ONLY COLLATERAL}

Collateral Grouped by Conforming Flag

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15Y IO	80	21,760,752.02	21.83	5.9096	0.2600	5.6496	179	179	1	5.0000	8.7500	272,009	73.31	76.37	701	34.48
30Y IO	349	77,901,780.02	78.17	6.4037	0.2600	6.1437	359	359	1	5.3750	9.7500	223,214	77.08	80.30	688	38.05
TOTAL	**429**	**99,662,532.04**	**100.00**	**6.2958**	**0.2600**	**6.0358**	**319**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 180	80	21,760,752	21.83	5.9096	5.6496	179	1	5.0000	8.7500	272,009	177	180	73.31	76.37	701	34.48
181 - 360	349	77,901,780	78.17	6.4037	6.1437	359	1	5.3750	9.7500	223,214	239	360	77.08	80.30	688	38.05
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**177**	**360**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	21	1,252,810	1.26	7.4184	7.1584	327	1	6.2500	8.7500	59,658	87.80	89.92	700	38.98
75,001 - 333,700	342	63,268,279	63.48	6.3597	6.0997	329	1	5.0000	9.7500	184,995	78.49	82.29	690	36.89
333,701 - 400,000	14	5,223,009	5.24	6.2812	6.0212	269	1	5.2500	7.5000	373,072	78.83	80.02	684	40.10
400,001 - 650,000	46	23,537,784	23.62	6.1620	5.9020	319	1	5.1250	7.2500	511,691	74.84	77.74	689	39.33
650,001 - 1,000,000	4	3,671,950	3.68	6.2474	5.9874	264	2	5.1250	7.2500	917,988	60.94	60.94	715	35.94
1,000,001 +	2	2,708,700	2.72	5.5423	5.2823	278	1	5.3750	5.7500	1,354,350	46.62	46.62	718	12.17
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	21	1,252,810	1.26	7.4184	7.1584	327	1	6.2500	8.7500	59,658	87.80	89.92	700	38.98
75,001 - 333,700	342	63,268,279	63.48	6.3597	6.0997	329	1	5.0000	9.7500	184,995	78.49	82.29	690	36.89
333,701 - 400,000	14	5,223,009	5.24	6.2812	6.0212	269	1	5.2500	7.5000	373,072	78.83	80.02	684	40.10
400,001 - 650,000	46	23,537,784	23.62	6.1620	5.9020	319	1	5.1250	7.2500	511,691	74.84	77.74	689	39.33
650,001 - 1,000,000	4	3,671,950	3.68	6.2474	5.9874	264	2	5.1250	7.2500	917,988	60.94	60.94	715	35.94
1,000,001 +	2	2,708,700	2.72	5.5423	5.2823	278	1	5.3750	5.7500	1,354,350	46.62	46.62	718	12.17
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15_Yr	**80**	**21,760,752**	**21.83**	**5.9096**	**5.6496**	**179**	**1**	**5.0000**	**8.7500**	**272,009**	**73.31**	**76.37**	**701**	**34.48**
5.000 - 5.249	5	2,280,244	2.29	5.1113	4.8513	178	2	5.0000	5.1250	456,049	64.65	66.85	764	33.64
5.250 - 5.499	10	3,773,589	3.79	5.3103	5.0503	179	1	5.2500	5.3750	377,359	76.18	81.66	700	37.05
5.500 - 5.749	13	2,986,042	3.00	5.5312	5.2712	179	1	5.5000	5.6250	229,696	67.81	73.81	735	29.63
5.750 - 5.999	12	4,110,800	4.12	5.7907	5.5307	179	1	5.7500	5.8750	342,567	66.30	67.64	685	27.74
6.000 - 6.249	9	2,096,436	2.10	6.0438	5.7838	179	1	6.0000	6.1250	232,937	78.88	78.88	711	40.65
6.250 - 6.499	13	2,659,740	2.67	6.3230	6.0630	179	1	6.2500	6.3750	204,595	79.47	80.27	676	41.31
6.500 - 6.749	5	1,060,050	1.06	6.5442	6.2842	180	0	6.5000	6.6250	212,010	74.90	80.10	674	29.85
6.750 - 6.999	3	1,066,900	1.07	6.7894	6.5294	179	1	6.7500	6.8750	355,633	80.00	84.72	659	40.94
7.000 - 7.249	3	553,750	0.56	7.1250	6.8650	179	1	7.1250	7.1250	184,583	88.41	97.20	703	40.74
7.250 - 7.499	1	111,600	0.11	7.2500	6.9900	180	0	7.2500	7.2500	111,600	90.00	90.00	688	0.00

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.500 - 7.749	3	663,700	0.67	7.5000	7.2400	178	2	7.5000	7.5000	221,233	78.03	78.03	628	34.42
7.750 - 7.999	2	342,100	0.34	7.8750	7.6150	179	1	7.8750	7.8750	171,050	81.82	81.82	693	46.28
8.750 - 8.999	1	55,800	0.06	8.7500	8.4900	179	1	8.7500	8.7500	55,800	90.00	90.00	697	0.00
20_Yr	**1**	**87,965**	**0.09**	**6.6250**	**6.3650**	**239**	**1**	**6.6250**	**6.6250**	**87,965**	**95.00**	**95.00**	**643**	**0.00**
6.500 - 6.749	1	87,965	0.09	6.6250	6.3650	239	1	6.6250	6.6250	87,965	95.00	95.00	643	0.00
30_Yr	**348**	**77,813,815**	**78.08**	**6.4035**	**6.1435**	**359**	**1**	**5.3750**	**9.7500**	**223,603**	**77.06**	**80.28**	**688**	**38.05**
5.250 - 5.499	2	1,775,000	1.78	5.3750	5.1150	359	1	5.3750	5.3750	887,500	50.52	50.52	747	17.67
5.500 - 5.749	5	957,435	0.96	5.6101	5.3501	358	2	5.5000	5.6250	191,487	72.91	75.25	701	32.98
5.750 - 5.999	44	10,662,097	10.70	5.8226	5.5626	359	1	5.7500	5.8750	242,320	74.79	80.32	703	39.21
6.000 - 6.249	75	15,873,179	15.93	6.0400	5.7800	359	1	6.0000	6.1250	211,642	75.55	79.92	692	37.68
6.250 - 6.499	71	19,661,960	19.73	6.3062	6.0462	359	1	6.2500	6.3750	276,929	76.12	79.21	691	38.93
6.500 - 6.749	44	9,258,676	9.29	6.5312	6.2712	359	1	6.5000	6.6250	210,424	78.94	80.72	680	34.84
6.750 - 6.999	40	7,584,123	7.61	6.7984	6.5384	359	1	6.7500	6.8750	189,603	82.90	84.98	685	37.86
7.000 - 7.249	18	3,637,034	3.65	7.0533	6.7933	359	1	7.0000	7.1250	202,057	79.79	80.71	657	38.52
7.250 - 7.499	22	4,170,509	4.18	7.2775	7.0175	358	2	7.2500	7.3750	189,569	78.66	80.16	660	38.74
7.500 - 7.749	11	1,905,450	1.91	7.5317	7.2717	359	1	7.5000	7.6250	173,223	90.24	90.86	670	40.13
7.750 - 7.999	7	841,750	0.84	7.7590	7.4990	359	1	7.7500	7.8750	120,250	83.77	83.77	661	38.89
8.000 - 8.249	3	424,800	0.43	8.0602	7.8002	359	1	8.0000	8.1250	141,600	86.67	97.04	688	49.49
8.250 - 8.499	3	561,650	0.56	8.3625	8.1025	359	1	8.2500	8.3750	187,217	76.89	89.23	687	39.75
8.500 - 8.749	2	410,850	0.41	8.5439	8.2839	359	1	8.5000	8.6250	205,425	83.52	96.48	670	0.00
9.750 - 9.999	1	89,300	0.09	9.7500	9.4900	359	1	9.7500	9.7500	89,300	95.00	95.00	639	0.00
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
4.500 - 4.749	1	250,400	0.25	5.0000	4.7400	180	0	5.0000	5.0000	250,400	180	180	80.00	100.00	766	39.23
4.750 - 4.999	9	3,981,553	4.00	5.1863	4.9263	178	2	5.1250	5.2500	442,395	178	179	67.21	69.92	728	34.05
5.000 - 5.249	17	5,951,010	5.97	5.4244	5.1644	236	1	5.3750	5.5000	350,059	178	359	66.45	71.12	737	32.14
5.250 - 5.499	30	8,832,189	8.86	5.7275	5.4675	287	1	5.6250	5.7500	294,406	177	360	70.19	73.28	699	32.16
5.500 - 5.749	89	19,687,526	19.75	5.9522	5.6922	334	1	5.8750	6.0000	221,208	177	360	75.14	79.27	697	38.79
5.750 - 5.999	81	17,736,937	17.80	6.2090	5.9490	340	1	6.1250	6.2500	218,975	178	360	76.53	80.20	687	38.09
6.000 - 6.249	70	18,030,349	18.09	6.4279	6.1679	337	1	6.3750	6.5000	257,576	179	360	77.01	79.37	688	38.16
6.250 - 6.499	39	8,150,570	8.18	6.7075	6.4475	333	1	6.6250	6.7500	208,989	179	360	83.02	84.62	681	37.52
6.500 - 6.749	25	5,359,457	5.38	6.9236	6.6636	347	1	6.8750	7.0000	214,378	179	360	80.35	83.25	670	38.90
6.750 - 6.999	31	5,470,481	5.49	7.2019	6.9419	337	1	7.1250	7.2500	176,467	178	360	79.33	80.22	664	36.87
7.000 - 7.249	15	3,002,694	3.01	7.4618	7.2018	319	2	7.3750	7.5000	200,180	177	360	86.68	88.75	660	37.88
7.250 - 7.499	9	1,264,565	1.27	7.7022	7.4422	359	1	7.6250	7.7500	140,507	359	360	85.82	86.75	663	41.20
7.500 - 7.749	4	622,700	0.62	7.9192	7.6592	260	1	7.8750	8.0000	155,675	177	359	81.97	89.04	675	48.80
7.750 - 7.999	3	260,750	0.26	8.1520	7.8920	359	1	8.1250	8.2500	86,917	358	359	93.02	93.02	734	23.13
8.000 - 8.249	3	771,800	0.77	8.4181	8.1581	359	1	8.3750	8.5000	257,267	358	359	77.01	92.89	678	44.74
8.250 - 8.499	2	200,250	0.20	8.6598	8.3998	310	0	8.6250	8.7500	100,125	179	360	90.00	90.00	662	0.00
9.250 - 9.499	1	89,300	0.09	9.7500	9.4900	359	1	9.7500	9.7500	89,300	359	359	95.00	95.00	639	0.00
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**177**	**360**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
168 - 179	57	16,948,262	17.01	5.8384	5.5784	179	1	5.1250	8.7500	297,338	177	179	71.70	74.75	704	33.83
180 - 191	23	4,812,490	4.83	6.1604	5.9004	180	0	5.0000	7.8750	209,239	180	180	78.98	82.10	692	37.00
228 - 239	1	87,965	0.09	6.6250	6.3650	239	1	6.6250	6.6250	87,965	239	239	95.00	95.00	643	0.00
348 - 359	282	62,774,081	62.99	6.3848	6.1248	358	2	5.3750	9.7500	222,603	355	359	76.51	79.81	687	38.09
360 - 371	66	15,039,734	15.09	6.4813	6.2213	360	0	5.7500	8.6250	227,875	360	360	79.35	82.23	696	37.93
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**177**	**360**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	1	200,000	0.20	5.5000	5.2400	179	1	5.5000	5.5000	200,000	179	179	20.00	20.00	799	33.83
30.01 - 40.00	1	146,000	0.15	6.7500	6.4900	360	0	6.7500	6.7500	146,000	360	360	34.76	34.76	660	36.88
40.01 - 50.00	10	3,235,310	3.25	5.8420	5.5820	274	2	5.3750	6.3750	323,531	177	360	42.48	42.88	709	21.01
50.01 - 60.00	25	8,523,527	8.55	6.0051	5.7451	330	1	5.1250	7.2500	340,941	178	360	55.70	57.02	720	35.39
60.01 - 70.00	52	14,502,160	14.55	6.1429	5.8829	306	1	5.1250	8.3750	278,888	178	360	65.58	67.54	677	41.83
70.01 - 79.99	61	15,999,468	16.05	6.0741	5.8141	298	1	5.1250	7.7500	262,286	178	360	76.99	80.78	692	37.68
80.00 - 80.00	154	36,940,967	37.07	6.3574	6.0974	329	1	5.0000	8.5000	239,876	178	360	80.00	85.84	690	37.72
80.01 - 90.00	81	12,105,900	12.15	6.6826	6.4226	339	1	5.6250	8.7500	149,456	177	360	89.26	89.26	690	34.70
90.01 - 95.00	44	8,009,200	8.04	6.6515	6.3915	324	1	5.3750	9.7500	182,027	177	360	94.86	94.86	680	39.53
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**177**	**360**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	1	200,000	0.20	5.5000	5.2400	179	1	5.5000	5.5000	200,000	179	179	20.00	20.00	799	33.83
30.01 - 40.00	1	146,000	0.15	6.7500	6.4900	360	0	6.7500	6.7500	146,000	360	360	34.76	34.76	660	36.88
40.01 - 50.00	9	3,159,310	3.17	5.8292	5.5692	272	2	5.3750	6.2500	351,034	177	360	42.44	42.44	709	20.65
50.01 - 60.00	23	8,070,127	8.10	5.9982	5.7382	329	1	5.1250	7.2500	350,875	178	360	55.49	55.49	718	35.39
60.01 - 70.00	47	13,155,346	13.20	6.1334	5.8734	306	1	5.1250	7.1250	279,901	178	360	65.21	65.52	675	42.12
70.01 - 79.99	49	12,727,613	12.77	6.1209	5.8609	308	1	5.1250	7.7500	259,747	178	360	76.57	77.13	685	37.34
80.00 - 80.00	86	22,709,473	22.79	6.4234	6.1634	324	1	5.5000	8.3750	264,064	178	360	79.80	80.00	677	36.02
80.01 - 90.00	113	19,580,766	19.65	6.4303	6.1703	331	1	5.2500	8.7500	173,281	177	360	85.14	88.88	704	35.45
90.01 - 95.00	65	12,109,520	12.15	6.5117	6.2517	323	1	5.3750	9.7500	186,300	177	360	89.57	94.78	683	39.52
95.01 - 100.00	35	7,804,378	7.83	6.3200	6.0600	326	1	5.0000	8.5000	222,982	179	360	78.45	99.63	715	42.00
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**177**	**360**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**135**	**30,472,768**	**30.58**	**6.0730**	**5.8130**	**314**	**1**	**5.0000**	**7.3650**	**225,724**	**75.67**	**80.87**	**709**	**37.27**
10.01 - 20.00	6	2,113,200	2.12	5.7950	5.5350	242	2	5.3750	6.2400	352,200	48.80	48.80	709	13.59
20.01 - 25.00	7	1,279,400	1.28	6.0882	5.8282	255	1	5.7500	6.4900	182,771	80.40	81.62	732	23.83
25.01 - 30.00	13	3,092,027	3.10	5.6589	5.3989	289	1	5.1250	5.7400	237,848	76.67	83.88	737	27.34
30.01 - 35.00	22	3,761,727	3.77	6.3461	6.0861	338	1	5.5000	6.9900	170,988	77.31	80.83	713	33.14
35.01 - 40.00	25	5,768,562	5.79	6.2302	5.9702	326	1	5.0000	7.1150	230,742	79.92	85.78	720	37.34
40.01 - 45.00	35	7,701,315	7.73	6.1710	5.9110	337	1	5.1250	7.3650	220,038	76.72	83.01	700	42.65

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
45.01 - 50.00	26	6,179,037	6.20	5.9554	5.6954	306	1	5.3750	6.7400	237,655	77.66	83.97	692	47.20
50.01 - 55.00	1	577,500	0.58	5.8750	5.6150	359	1	5.8750	5.6150	577,500	70.00	70.00	710	54.79
No Income/No Asset	**59**	**15,454,019**	**15.51**	**6.4907**	**6.2307**	**321**	**1**	**5.2500**	**9.4900**	**261,933**	**70.98**	**71.36**	**684**	**0.00**
0.00 - 10.00	59	15,454,019	15.51	6.4907	6.2307	321	1	5.2500	9.4900	261,933	70.98	71.36	684	0.00
No Ratio	**74**	**16,741,329**	**16.80**	**6.4557**	**6.1957**	**321**	**1**	**5.3750**	**8.3650**	**226,234**	**81.67**	**84.06**	**689**	**0.00**
0.00 - 10.00	74	16,741,329	16.80	6.4557	6.1957	321	1	5.3750	8.3650	226,234	81.67	84.06	689	0.00
Stated Income	**155**	**35,373,216**	**35.49**	**6.2937**	**6.0337**	**321**	**1**	**5.1250**	**7.9900**	**228,214**	**76.49**	**79.56**	**680**	**37.06**
10.01 - 20.00	7	1,070,800	1.07	6.0710	5.8110	272	2	5.2500	7.9900	152,971	81.34	88.27	678	16.03
20.01 - 25.00	5	1,845,241	1.85	5.5335	5.2735	237	2	5.1250	6.1150	369,048	71.98	71.98	764	22.69
25.01 - 30.00	17	3,738,394	3.75	6.1417	5.8817	330	2	5.3750	7.2400	219,906	75.60	76.79	683	28.83
30.01 - 35.00	32	7,393,200	7.42	6.3989	6.1389	354	1	5.6250	7.8650	231,038	77.48	78.62	672	32.24
35.01 - 40.00	35	6,801,004	6.82	6.3589	6.0989	332	1	5.6250	7.3650	194,314	76.57	78.98	688	37.55
40.01 - 45.00	39	8,772,241	8.80	6.3287	6.0687	326	1	5.2500	7.6150	224,929	77.20	82.63	669	42.66
45.01 - 50.00	19	5,541,935	5.56	6.4374	6.1774	289	1	5.1250	7.6150	291,681	74.96	78.80	664	47.88
50.01 - 55.00	1	210,400	0.21	5.7500	5.4900	358	2	5.7500	5.4900	210,400	80.00	95.00	744	50.39
Stated/Stated	**6**	**1,621,200**	**1.63**	**7.0226**	**6.7626**	**333**	**2**	**6.0000**	**8.1150**	**270,200**	**76.41**	**79.12**	**685**	**41.45**
10.01 - 20.00	1	232,000	0.23	7.5000	7.2400	178	2	7.5000	7.2400	232,000	80.00	80.00	697	19.81
40.01 - 45.00	3	1,024,900	1.03	6.8305	6.5705	358	2	6.0000	8.1150	341,633	72.91	72.91	689	43.06
45.01 - 50.00	1	144,000	0.14	6.1250	5.8650	358	2	6.1250	5.8650	144,000	90.00	90.00	682	46.93
50.01 - 55.00	1	220,300	0.22	8.0000	7.7400	359	1	8.0000	7.7400	220,300	80.00	100.00	657	53.12
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.4900**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	124	34,305,295	34.42	6	6	308	1	5	8	276,656	71	72	668	37.47
Purchase	261	56,003,189	56.19	6	6	328	1	5	10	214,572	80	85	707	37.35
Rate/Term Refinance	44	9,354,048	9.39	6	6	307	1	5	7	212,592	72	75	685	35.98
TOTAL	**429**	**99,662,532**	**100.00**	**6**	**6**	**319**	**1**	**5**	**10**	**232,314**	**76**	**79**	**691**	**37.26**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	39	7,524,535	7.55	6.5898	6.3298	330	1	5.7500	8.5000	192,937	77.43	81.09	698	37.55
CO-OP	1	747,000	0.75	6.2500	5.9900	358	2	6.2500	6.2500	747,000	60.00	60.00	778	0.00
Condominium	34	6,110,073	6.13	6.6725	6.4125	326	1	5.3750	8.3750	179,708	77.09	78.13	676	40.26
PUD	114	25,507,007	25.59	6.1770	5.9170	310	1	5.1250	9.7500	223,746	77.83	82.48	702	37.72
Single Family	241	59,773,917	59.98	6.2716	6.0116	321	1	5.0000	8.7500	248,025	75.55	78.31	686	36.71
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	115	16,884,335	16.94	6.5303	6.2703	329	1	5.3750	8.7500	146,820	78.85	80.79	709	35.03
Owner Occupied	291	78,202,515	78.47	6.2286	5.9686	318	1	5.0000	9.7500	268,737	75.51	78.97	687	37.90
Second Home	23	4,575,681	4.59	6.5799	6.3199	312	1	5.5000	7.8750	198,943	79.44	82.43	708	36.23

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	429	99,662,532	100.00	6.2958	6.0358	319	1	5.0000	9.7500	232,314	76.25	79.44	691	37.26

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Mortgage Guaranty In	45	7,586,159	7.61	6.6347	6.3747	330	1	5.3750	8.6250	168,581	91.64	91.64	688	34.20
No MI	308	80,154,722	80.43	6.2106	5.9506	316	1	5.0000	8.5000	260,243	72.55	76.51	692	37.49
PMI	46	8,051,423	8.08	6.5954	6.3354	342	1	5.7500	8.2500	175,031	91.58	91.58	687	37.64
Radian Guaranty	21	2,445,321	2.45	6.9844	6.7244	317	2	6.0000	9.7500	116,444	91.61	91.61	688	40.60
Republic MIC	5	933,556	0.94	6.3674	6.1074	326	3	5.8750	7.1250	186,711	89.42	89.42	659	39.56
United Guaranty	4	491,350	0.49	6.4899	6.2299	337	2	6.0000	8.7500	122,838	89.93	89.93	697	20.89
TOTAL	429	99,662,532	100.00	6.2958	6.0358	319	1	5.0000	9.7500	232,314	76.25	79.44	691	37.26

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AZ	78	13,528,363	13.57	6.2427	5.9827	332	1	5.5000	9.7500	173,441	80.25	85.66	701	36.21
CA	56	20,530,853	20.60	6.2321	5.9721	334	1	5.1250	8.6250	366,622	69.75	71.98	682	39.11
CO	27	6,075,979	6.10	5.9233	5.6633	269	1	5.0000	8.2500	225,036	69.57	76.35	709	29.88
CT	2	528,500	0.53	6.7488	6.4888	359	1	6.2500	7.5000	264,250	85.83	85.83	622	41.76
DC	1	300,000	0.30	6.5000	6.2400	359	1	6.5000	6.5000	300,000	80.00	80.00	601	32.35
FL	52	10,245,812	10.28	6.4020	6.1420	296	1	5.1250	7.5000	197,035	77.79	78.32	679	41.62
GA	5	737,800	0.74	6.4166	6.1566	358	2	5.8750	7.7500	147,560	84.26	87.13	698	33.23
HI	1	460,000	0.46	7.2500	6.9900	359	1	7.2500	7.2500	460,000	80.00	80.00	675	0.00
IL	2	347,700	0.35	6.9638	6.7038	359	1	6.0000	8.1250	173,850	95.00	95.00	688	0.00
IN	4	878,906	0.88	5.9731	5.7131	282	1	5.8750	6.2500	219,726	83.86	83.86	704	28.22
KS	1	544,000	0.55	7.2500	6.9900	358	2	7.2500	7.2500	544,000	77.72	77.72	631	0.00
KY	1	110,400	0.11	6.1250	5.8650	360	0	6.1250	6.1250	110,400	79.54	99.42	732	44.28
LA	2	373,650	0.37	7.2631	7.0031	246	2	6.8750	7.5000	186,825	81.85	81.85	673	19.81
MA	4	911,000	0.91	8.1251	7.8651	359	1	6.5000	8.5000	227,750	77.46	90.92	693	35.40
MD	42	10,818,217	10.85	6.2332	5.9732	282	1	5.2500	7.7500	257,577	76.19	78.70	684	37.48
MI	8	1,019,879	1.02	6.6645	6.4045	360	0	6.0000	7.5000	127,485	80.13	82.85	671	36.45
MN	4	730,551	0.73	6.3021	6.0421	207	1	5.5000	7.1250	182,638	78.19	93.69	690	30.41
MT	1	229,500	0.23	6.2500	5.9900	358	2	6.2500	6.2500	229,500	90.00	90.00	728	23.00
NC	5	593,500	0.60	6.2572	5.9972	358	2	5.7500	7.6250	118,700	79.86	89.59	718	45.22
NE	1	112,494	0.11	6.2500	5.9900	357	3	6.2500	6.2500	112,494	90.00	90.00	622	34.80
NH	1	208,787	0.21	6.5000	6.2400	358	2	6.5000	6.5000	208,787	69.67	69.67	639	36.00
NJ	6	1,668,357	1.67	6.7360	6.4760	359	1	6.2500	7.5000	278,060	81.88	81.88	682	42.29
NM	4	757,244	0.76	5.5959	5.3359	265	2	5.3750	6.0000	189,311	79.79	86.17	767	39.55
NV	15	3,106,913	3.12	6.5946	6.3346	359	1	5.8750	7.6250	207,128	81.08	82.70	680	35.38
NY	6	2,519,040	2.53	6.4647	6.2047	339	1	5.3750	7.8750	419,840	70.14	71.92	730	37.11
OH	15	2,194,073	2.20	6.2496	5.9896	318	1	5.6250	7.0000	146,272	85.07	92.63	695	40.89
OK	2	247,450	0.25	6.3021	6.0421	253	2	6.2500	6.3750	123,725	74.13	74.13	718	38.60
OR	17	3,794,916	3.81	6.2915	6.0315	317	1	5.2500	7.1250	223,230	77.53	77.53	661	39.11
RI	1	220,300	0.22	8.0000	7.7400	359	1	8.0000	8.0000	220,300	80.00	100.00	657	53.12
SC	7	935,630	0.94	6.9414	6.6814	358	2	6.5000	8.1250	133,661	82.69	83.72	671	33.78
TN	8	957,600	0.96	6.9839	6.7239	327	0	6.7500	8.7500	119,700	90.00	90.00	752	35.19

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TX	5	583,240	0.59	6.1643	5.9043	359	1	5.8750	6.5000	116,648	84.61	91.26	691	42.93
VA	28	8,568,239	8.60	6.0662	5.8062	314	1	5.1250	7.1250	306,009	76.34	79.26	713	34.64
WA	16	4,658,839	4.67	6.1159	5.8559	359	1	5.7500	7.1250	291,177	76.51	80.78	692	39.78
WY	1	164,800	0.17	6.2500	5.9900	360	0	6.2500	6.2500	164,800	80.00	100.00	786	39.01
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	3	498,653	0.50	7.1250	6.8650	360	0	7.1250	7.1250	166,218	72.74	72.74	0	0.00
550 - 599	12	3,627,961	3.64	6.3930	6.1330	311	1	5.7500	7.5000	302,330	70.19	70.82	585	43.62
600 - 624	33	7,966,148	7.99	6.3612	6.1012	354	1	5.7500	7.7500	241,398	79.67	80.62	614	37.83
625 - 649	68	15,737,712	15.79	6.5396	6.2796	316	1	5.2500	9.7500	231,437	78.21	79.83	635	39.04
650 - 674	51	13,606,500	13.65	6.3844	6.1244	306	2	5.2500	8.0000	266,794	74.56	77.16	662	36.81
675 - 699	80	15,917,923	15.97	6.4555	6.1955	324	1	5.5000	8.7500	198,974	79.79	84.05	688	37.04
700 - 724	55	13,852,117	13.90	6.0868	5.8268	326	1	5.1250	8.1250	251,857	75.90	79.37	712	38.42
725 - 749	37	7,283,714	7.31	6.3119	6.0519	330	1	5.5000	8.3750	196,857	77.36	82.98	736	36.35
750 - 774	53	12,106,404	12.15	6.0450	5.7850	317	1	5.0000	7.6250	228,423	74.85	78.67	761	36.01
775 - 799	33	8,222,044	8.25	5.9566	5.6966	293	1	5.1250	8.2500	249,153	69.12	74.28	786	32.91
800 +	4	843,354	0.85	5.9800	5.7200	275	1	5.3750	6.8750	210,839	82.37	83.77	803	38.55
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**200**	**48,240,682**	**48.40**	**6.4511**	**6.1911**	**328**	**1**	**5.0000**	**9.7500**	**241,203**	**74.98**	**77.60**	**685**	**37.33**
NO	200	48,240,682	48.40	6.4511	6.1911	328	1	5.0000	9.7500	241,203	74.98	77.60	685	37.33
Yes	**229**	**51,421,850**	**51.60**	**6.1502**	**5.8902**	**311**	**1**	**5.1250**	**8.1250**	**224,550**	**77.45**	**81.16**	**697**	**37.18**
1Y	4	1,208,785	1.21	6.3367	6.0767	358	2	6.0000	6.8750	302,196	81.05	96.07	671	42.81
2Y	1	144,000	0.14	6.1250	5.8650	358	2	6.1250	6.1250	144,000	90.00	90.00	682	46.93
3Y	45	10,994,240	11.03	6.1830	5.9230	329	1	5.3750	7.5000	244,316	76.58	82.23	694	37.57
5Y	179	39,074,826	39.21	6.1353	5.8753	304	1	5.1250	8.1250	218,295	77.53	80.37	699	36.79
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	429	99,662,532	100.00	6.2958	6.0358	319	1	5.0000	9.7500	232,314	76.25	79.44	691	37.26
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	121	19,507,810	19.57	6.6459	6.3859	333	1	5.3750	9.7500	161,222	91.46	91.46	95.00	686	36.13
LTV GT 80 w/out MI	4	607,290	0.61	7.4525	7.1925	315	1	6.8750	8.1250	151,823	92.45	92.45	95.00	681	39.43
LTV LE 80	304	79,547,432	79.82	6.2012	5.9412	316	1	5.0000	8.5000	261,669	72.40	76.39	80.00	692	37.48
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**95.00**	**691**	**37.26**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	429	99,662,532	100.00	6.2958	6.0358	319	1	5.0000	9.7500	232,314	76.25	79.44	691	37.26
TOTAL	**429**	**99,662,532**	**100.00**	**6.2958**	**6.0358**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by IO

IO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
Y	429	99,662,532.04	100.00	6.2958	0.2600	6.0358	319	319	1	5.0000	9.7500	232,314	76.25	79.44	691	37.26
TOTAL	**429**	**99,662,532.04**	**100.00**	**6.2958**	**0.2600**	**6.0358**	**319**	**319**	**1**	**5.0000**	**9.7500**	**232,314**	**76.25**	**79.44**	**691**	**37.26**

Collateral Grouped by Conforming Flag

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15Y	36	8,467,144.11	10.53	5.8894	0.2600	5.6294	178	178	2	5.0000	7.5000	235,198	65.72	65.99	696	0.00
15Y IO	12	3,223,015.55	4.01	6.1645	0.2600	5.9045	179	179	1	5.2500	8.7500	268,585	78.30	79.11	679	0.00
30Y	278	56,486,123.26	70.25	6.8331	0.2679	6.5651	356	355	3	5.3750	9.8750	203,187	76.35	77.78	691	0.00
30Y IO	47	12,231,003.77	15.21	6.5767	0.2600	6.3167	359	359	1	5.3750	9.7500	260,234	69.05	69.32	686	0.00
TOTAL	**373**	**80,407,286.69**	**100.00**	**6.6679**	**0.2656**	**6.4023**	**330**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 180	48	11,690,160	14.54	5.9652	5.7052	178	2	5.0000	8.7500	243,545	173	180	69.19	69.61	691	0.00
181 - 360	325	68,717,127	85.46	6.7874	6.5209	356	2	5.3750	9.8750	211,437	234	360	75.05	76.28	690	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**173**	**360**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	41	2,329,907	2.90	7.4633	7.2033	324	2	5.6250	9.3750	56,827	83.96	83.97	679	0.00
75,001 - 333,700	268	44,255,573	55.04	6.7891	6.5190	335	3	5.0000	9.8750	165,133	78.92	80.10	680	0.00
333,701 - 400,000	23	8,662,280	10.77	6.3648	6.1048	326	2	5.1250	7.1250	376,621	67.44	69.99	702	0.00
400,001 - 650,000	32	16,159,206	20.10	6.4830	6.2230	316	2	5.2500	8.5000	504,975	71.85	72.79	693	0.00
650,001 - 1,000,000	6	4,939,997	6.14	6.5657	6.3057	322	2	5.8750	7.5000	823,333	63.73	63.73	706	0.00
1,000,001 +	3	4,060,325	5.05	6.3975	6.1375	356	1	5.3750	7.8750	1,353,442	53.61	53.61	750	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	41	2,329,907	2.90	7.4633	7.2033	324	2	5.6250	9.3750	56,827	83.96	83.97	679	0.00
75,001 - 333,700	268	44,255,573	55.04	6.7891	6.5190	335	3	5.0000	9.8750	165,133	78.92	80.10	680	0.00
333,701 - 400,000	23	8,662,280	10.77	6.3648	6.1048	326	2	5.1250	7.1250	376,621	67.44	69.99	702	0.00
400,001 - 650,000	32	16,159,206	20.10	6.4830	6.2230	316	2	5.2500	8.5000	504,975	71.85	72.79	693	0.00
650,001 - 1,000,000	6	4,939,997	6.14	6.5657	6.3057	322	2	5.8750	7.5000	823,333	63.73	63.73	706	0.00
1,000,001 +	3	4,060,325	5.05	6.3975	6.1375	356	1	5.3750	7.8750	1,353,442	53.61	53.61	750	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15_Yr	**48**	**11,690,160**	**14.54**	**5.9652**	**5.7052**	**178**	**2**	**5.0000**	**8.7500**	**243,545**	**69.19**	**69.61**	**691**	**0.00**
5.000 - 5.249	4	1,135,764	1.41	5.1031	4.8431	178	1	5.0000	5.1250	283,941	50.29	50.29	735	0.00
5.250 - 5.499	4	1,860,999	2.31	5.3148	5.0548	178	2	5.2500	5.3750	465,250	66.92	68.32	665	0.00
5.500 - 5.749	8	1,688,423	2.10	5.5866	5.3266	178	2	5.5000	5.6250	211,053	61.75	63.13	734	0.00
5.750 - 5.999	4	604,929	0.75	5.8405	5.5805	178	2	5.7500	5.8750	151,232	66.90	66.90	693	0.00
6.000 - 6.249	8	2,509,702	3.12	6.0296	5.7696	178	2	6.0000	6.1250	313,713	69.92	69.92	685	0.00
6.250 - 6.499	7	1,796,469	2.23	6.3326	6.0726	177	3	6.2500	6.3750	256,638	74.26	74.26	673	0.00
6.500 - 6.749	1	368,000	0.46	6.5000	6.2400	180	0	6.5000	6.5000	368,000	80.00	80.00	641	0.00
6.750 - 6.999	4	762,854	0.95	6.7500	6.4900	178	2	6.7500	6.7500	190,714	73.26	73.26	671	0.00

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
7.000 - 7.249	4	645,291	0.80	7.0602	6.8002	179	1	7.0000	7.1250	161,323	92.41	92.41	705	0.00
7.500 - 7.749	2	199,827	0.25	7.5000	7.2400	178	2	7.5000	7.5000	99,914	90.00	90.00	679	0.00
7.750 - 7.999	1	62,100	0.08	7.8750	7.6150	177	3	7.8750	7.8750	62,100	90.00	90.00	697	0.00
8.750 - 8.999	1	55,800	0.07	8.7500	8.4900	179	1	8.7500	8.7500	55,800	90.00	90.00	697	0.00
20_Yr	**4**	**813,517**	**1.01**	**6.7907**	**6.5307**	**237**	**3**	**6.0000**	**8.0000**	**203,379**	**67.22**	**67.22**	**662**	**0.00**
6.000 - 6.249	3	491,883	0.61	6.0000	5.7400	238	2	6.0000	6.0000	163,961	74.90	74.90	691	0.00
8.000 - 8.249	1	321,634	0.40	8.0000	7.7400	234	6	8.0000	8.0000	321,634	55.47	55.47	617	0.00
30_Yr	**321**	**67,903,610**	**84.45**	**6.7874**	**6.5208**	**357**	**2**	**5.3750**	**9.8750**	**211,538**	**75.14**	**76.39**	**690**	**0.00**
5.250 - 5.499	2	1,911,075	2.38	5.3750	5.1150	359	1	5.3750	5.3750	955,537	50.72	50.72	750	0.00
5.500 - 5.749	2	246,067	0.31	5.5672	5.3072	359	2	5.5000	5.6250	123,034	57.85	57.85	712	0.00
5.750 - 5.999	19	5,929,815	7.37	5.8256	5.5656	358	2	5.7500	5.8750	312,096	64.61	65.02	709	0.00
6.000 - 6.249	31	8,120,618	10.10	6.0297	5.7697	358	2	6.0000	6.2200	261,955	65.56	66.83	701	0.00
6.250 - 6.499	30	6,916,583	8.60	6.2964	6.0364	357	3	6.2500	6.3750	230,553	68.22	70.05	694	0.00
6.500 - 6.749	50	9,898,383	12.31	6.5530	6.2930	358	2	6.5000	6.7300	197,968	76.87	77.85	684	0.00
6.750 - 6.999	39	7,911,618	9.84	6.8023	6.5423	358	2	6.7500	6.8750	202,862	78.08	80.00	681	0.00
7.000 - 7.249	41	7,043,097	8.76	7.0600	6.8000	357	3	7.0000	7.1250	171,783	85.00	85.85	684	0.00
7.250 - 7.499	32	7,401,228	9.20	7.3016	7.0416	357	3	7.2500	7.4100	231,288	77.42	80.43	676	0.00
7.500 - 7.749	24	4,301,684	5.35	7.5253	7.2437	357	3	7.5000	7.6250	179,237	83.31	84.70	689	0.00
7.750 - 7.999	22	4,128,819	5.13	7.8198	7.4987	355	2	7.7500	7.8750	187,674	78.15	78.15	692	0.00
8.000 - 8.249	10	1,321,321	1.64	8.0692	7.8092	355	5	8.0000	8.1250	132,132	92.01	92.01	698	0.00
8.250 - 8.499	3	373,779	0.46	8.3331	8.0731	358	2	8.2500	8.3750	124,593	94.07	94.07	643	0.00
8.500 - 8.749	5	1,115,112	1.39	8.5000	8.2400	358	2	8.5000	8.5000	223,022	90.28	90.28	669	0.00
8.750 - 8.999	4	382,507	0.48	8.8151	8.2869	353	7	8.7500	8.8750	95,627	92.24	92.24	662	0.00
9.000 - 9.249	3	382,672	0.48	9.0000	8.7400	356	4	9.0000	9.0000	127,557	94.47	94.47	692	0.00
9.250 - 9.499	2	180,546	0.22	9.3010	9.0410	348	12	9.2500	9.3750	90,273	84.08	84.08	659	0.00
9.750 - 9.999	2	338,687	0.42	9.8420	9.5820	344	16	9.7500	9.8750	169,344	83.95	83.95	625	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
4.500 - 4.749	1	199,195	0.25	5.0000	4.7400	178	2	5.0000	5.0000	199,195	178	178	39.74	39.74	764	0.00
4.750 - 4.999	5	1,832,823	2.28	5.1861	4.9261	178	1	5.1250	5.2500	366,565	173	180	60.50	61.92	691	0.00
5.000 - 5.249	8	3,507,798	4.36	5.3975	5.1375	282	2	5.3750	5.5000	438,475	177	359	55.92	55.92	722	0.00
5.250 - 5.499	15	3,810,693	4.74	5.7073	5.4473	295	2	5.6250	5.7500	254,046	177	360	62.92	64.18	713	0.00
5.500 - 5.749	45	12,897,909	16.04	5.9610	5.7010	321	2	5.8750	6.0000	286,620	177	360	66.72	67.36	706	0.00
5.750 - 5.999	32	7,212,338	8.97	6.2157	5.9557	328	2	6.1250	6.2500	225,386	176	360	67.86	68.61	685	0.00
6.000 - 6.249	50	10,005,421	12.44	6.4624	6.1931	329	3	6.3750	7.5000	200,108	177	360	74.09	75.98	685	0.00
6.250 - 6.499	43	9,561,213	11.89	6.7239	6.4375	343	2	6.6250	7.7500	222,354	174	360	76.27	77.01	674	0.00
6.500 - 6.749	43	7,470,513	9.29	6.9392	6.6792	350	2	6.7700	7.0000	173,733	179	360	84.54	86.44	679	0.00
6.750 - 6.999	38	8,050,941	10.01	7.1927	6.9327	350	3	7.1250	7.2500	211,867	178	360	80.73	82.52	686	0.00
7.000 - 7.249	35	6,575,860	8.18	7.4425	7.1825	352	2	7.3750	7.5000	187,882	177	360	80.97	83.06	687	0.00
7.250 - 7.499	17	2,529,860	3.15	7.7456	7.4450	357	2	7.6250	8.8750	148,815	335	360	88.05	88.05	684	0.00
7.500 - 7.749	17	3,279,457	4.08	7.9098	7.6498	340	2	7.8750	8.0000	192,909	177	360	72.76	72.76	697	0.00
7.750 - 7.999	6	856,355	1.07	8.1433	7.8833	354	6	8.1250	8.2500	142,726	338	359	92.90	92.90	678	0.00

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
8.000 - 8.249	7	1,363,652	1.70	8.4772	8.2172	358	2	8.3750	8.5000	194,807	357	360	90.88	90.88	670	0.00
8.250 - 8.499	3	239,043	0.30	8.7500	8.4900	317	2	8.7500	8.7500	79,681	179	359	91.76	91.76	678	0.00
8.500 - 8.749	4	494,981	0.62	8.9716	8.7116	357	4	8.8750	9.0000	123,745	356	357	93.46	93.46	687	0.00
8.750 - 8.999	1	106,859	0.13	9.2500	8.9900	341	19	9.2500	9.2500	106,859	341	341	80.00	80.00	631	0.00
9.000 - 9.249	1	73,687	0.09	9.3750	9.1150	357	3	9.3750	9.3750	73,687	357	357	90.00	90.00	699	0.00
9.250 - 9.499	1	89,300	0.11	9.7500	9.4900	359	1	9.7500	9.7500	89,300	359	359	95.00	95.00	639	0.00
9.500 - 9.749	1	249,387	0.31	9.8750	9.6150	339	21	9.8750	9.8750	249,387	339	339	80.00	80.00	620	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**173**	**360**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
168 - 179	44	10,419,415	12.96	5.9797	5.7197	178	2	5.0000	8.7500	236,805	173	179	68.55	68.80	691	0.00
180 - 191	4	1,270,745	1.58	5.8466	5.5866	180	0	5.1250	6.5000	317,686	180	180	74.38	76.21	693	0.00
228 - 239	4	813,517	1.01	6.7907	6.5307	237	3	6.0000	8.0000	203,379	234	239	67.22	67.22	662	0.00
324 - 335	1	86,954	0.11	8.8750	7.4350	335	23	8.8750	8.8750	86,954	335	335	95.00	95.00	631	0.00
336 - 347	7	1,145,911	1.43	8.1033	7.5421	340	20	6.5000	9.8750	163,702	338	343	78.03	78.03	655	0.00
348 - 359	287	62,426,515	77.64	6.7537	6.4937	358	2	5.3750	9.7500	217,514	349	359	75.38	76.73	692	0.00
360 - 371	26	4,244,230	5.28	6.8845	6.6245	360	0	5.7500	8.5000	163,240	360	360	70.47	70.47	681	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**173**	**360**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	340,322	0.42	6.0982	5.8382	315	2	5.8750	6.8750	113,441	177	359	29.76	29.76	625	0.00
30.01 - 40.00	6	2,115,332	2.63	5.8289	5.5689	310	1	5.0000	7.5000	352,555	178	360	37.59	37.59	720	0.00
40.01 - 50.00	14	2,760,416	3.43	6.0524	5.7924	330	4	5.3750	6.8750	197,173	177	360	46.48	47.54	695	0.00
50.01 - 60.00	31	14,092,111	17.53	6.2984	6.0384	327	2	5.1250	8.0000	454,584	173	360	55.46	55.58	713	0.00
60.01 - 70.00	41	9,435,043	11.73	6.1273	5.8673	290	2	5.1250	7.6250	230,123	174	360	66.02	67.14	680	0.00
70.01 - 79.99	47	11,289,483	14.04	6.6348	6.3748	341	2	5.2500	8.5000	240,202	177	360	75.60	76.46	689	0.00
80.00 - 80.00	67	16,776,607	20.86	6.7769	6.5169	333	3	5.5000	9.8750	250,397	177	360	80.00	83.85	677	0.00
80.01 - 90.00	101	15,375,713	19.12	7.0893	6.8068	344	3	5.6250	9.3750	152,235	177	360	88.97	88.97	683	0.00
90.01 - 95.00	63	8,222,260	10.23	7.4027	7.1302	340	3	6.0000	9.7500	130,512	177	360	94.85	94.85	698	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**173**	**360**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	3	340,322	0.42	6.0982	5.8382	315	2	5.8750	6.8750	113,441	177	359	29.76	29.76	625	0.00
30.01 - 40.00	6	2,115,332	2.63	5.8289	5.5689	310	1	5.0000	7.5000	352,555	178	360	37.59	37.59	720	0.00
40.01 - 50.00	13	2,606,548	3.24	6.0112	5.7512	328	4	5.3750	6.8750	200,504	177	360	46.34	46.34	701	0.00
50.01 - 60.00	29	13,523,095	16.82	6.3042	6.0442	326	2	5.1250	8.0000	466,314	173	360	55.30	55.30	714	0.00
60.01 - 70.00	41	9,426,630	11.72	6.1241	5.8641	292	2	5.1250	7.6250	229,918	174	360	65.30	65.79	676	0.00
70.01 - 79.99	45	11,126,814	13.84	6.6458	6.3858	341	2	5.2500	8.5000	247,263	177	360	75.31	75.79	688	0.00
80.00 - 80.00	51	12,583,851	15.65	6.7190	6.4590	325	3	5.5000	9.8750	246,742	177	360	79.57	80.00	669	0.00
80.01 - 90.00	105	16,624,998	20.68	7.0783	6.7975	344	3	5.6250	9.3750	158,333	177	360	88.21	89.05	682	0.00
90.01 - 95.00	74	11,417,242	14.20	7.2475	6.9786	345	3	6.0000	9.7500	154,287	177	360	90.65	94.80	703	0.00

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
95.01 - 100.00	6	642,454	0.80	6.4914	6.2314	359	1	5.7500	7.2500	107,076	358	359	80.00	99.62	725	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**173**	**360**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No Income/No Asset	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.6150**	**215,569**	**74.20**	**75.31**	**690**	**0.00**
0.00 - 10.00	373	80,407,287	100.00	6.6679	6.4023	330	2	5.0000	9.6150	215,569	74.20	75.31	690	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.6150**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	111	29,003,764	36.07	6	6	314	2	5	9	261,295	65	66	681	0.00
Purchase	221	41,059,969	51.06	7	7	343	3	5	10	185,792	82	83	693	0.00
Rate/Term Refinance	41	10,343,554	12.86	6	6	323	2	5	8	252,282	69	69	703	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**7**	**6**	**330**	**2**	**5**	**10**	**215,569**	**74**	**75**	**690**	**0.00**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	46	11,657,808	14.50	6.8802	6.6202	340	2	5.0000	9.0000	253,431	75.08	77.84	692	0.00
CO-OP	1	747,000	0.93	6.2500	5.9900	358	2	6.2500	6.2500	747,000	60.00	60.00	778	0.00
Condominium	20	4,777,188	5.94	6.8333	6.5733	294	3	5.1250	9.8750	238,859	77.75	77.75	695	0.00
Manufactured Home	3	258,987	0.32	7.7908	7.1719	342	17	7.5000	8.1250	86,329	88.24	88.24	654	0.00
PUD	59	13,197,323	16.41	6.7428	6.4828	317	2	5.1250	9.7500	223,683	77.49	79.36	674	0.00
Single Family	242	49,580,216	61.66	6.5832	6.3160	334	2	5.1250	9.3750	204,877	72.85	73.51	692	0.00
Townhouse	2	188,764	0.23	6.5032	6.2432	357	3	6.2500	7.3750	94,382	90.00	90.00	739	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	64	10,147,698	12.62	6.8295	6.5695	337	3	5.0000	9.3750	158,558	73.82	74.28	708	0.00
Owner Occupied	277	63,302,081	78.73	6.6046	6.3376	331	2	5.1250	9.7500	228,527	74.40	75.69	689	0.00
Second Home	32	6,957,507	8.65	7.0077	6.7477	307	3	5.5000	9.8750	217,422	72.93	73.31	670	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
GE Capital MI	9	982,857	1.22	7.0460	6.7860	358	2	6.2500	7.8750	109,206	93.33	93.33	715	0.00
Mortgage Guaranty In	32	4,139,723	5.15	6.9728	6.7128	341	2	5.7500	8.1250	129,366	89.89	89.89	681	0.00
No MI	220	59,195,092	73.62	6.4918	6.2318	325	2	5.0000	9.8750	269,069	68.23	69.74	691	0.00
PMI	19	2,697,354	3.35	6.9220	6.6620	358	2	6.2500	8.3750	141,966	89.68	89.68	672	0.00
Radian Guaranty	46	7,040,210	8.76	7.5311	7.2075	337	4	5.6250	9.7500	153,048	90.51	90.51	686	0.00
Republic MIC	37	4,775,017	5.94	6.9410	6.6810	346	3	5.8750	8.0000	129,055	92.75	92.75	692	0.00

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
United Guaranty	10	1,577,033	1.96	7.1269	6.8669	336	5	6.2500	8.7500	157,703	89.50	89.50	695	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
AL	2	159,805	0.20	7.1423	6.8823	357	3	7.0000	7.2500	79,902	92.68	92.85	640	0.00
AR	1	168,908	0.21	6.7500	6.4900	358	2	6.7500	6.7500	168,908	90.00	90.00	656	0.00
AZ	25	4,364,199	5.43	6.7424	6.4824	346	3	5.6250	9.7500	174,568	81.52	83.00	700	0.00
CA	34	12,940,506	16.09	6.3263	6.0663	321	2	5.1250	8.1250	380,603	62.06	62.06	698	0.00
CO	3	407,630	0.51	6.8001	6.5401	292	2	6.2500	7.1250	135,877	76.69	76.69	689	0.00
CT	2	930,191	1.16	5.8750	5.6150	359	1	5.8750	5.8750	465,095	70.95	70.96	710	0.00
FL	76	13,913,555	17.30	6.8642	6.6042	318	3	5.6250	9.3750	183,073	80.17	80.87	690	0.00
GA	25	3,747,515	4.66	7.2303	6.8508	341	6	6.0000	9.2500	149,901	86.18	87.99	691	0.00
HI	4	1,250,303	1.55	7.2281	6.9681	355	5	5.8750	9.8750	312,576	66.40	66.40	658	0.00
IL	7	1,306,216	1.62	7.3974	7.1374	358	2	5.7500	8.5000	186,602	81.84	81.84	680	0.00
IN	8	945,245	1.18	6.5668	6.3068	329	1	6.0000	7.8750	118,156	76.10	76.10	647	0.00
KS	2	583,733	0.73	7.1904	6.9304	346	2	6.3750	7.2500	291,866	76.89	76.89	637	0.00
KY	2	167,727	0.21	6.3212	6.0612	358	2	6.1250	6.5000	83,864	70.92	70.92	620	0.00
LA	4	416,453	0.52	7.0778	6.8178	358	2	6.8750	7.2500	104,113	88.34	88.35	634	0.00
MA	9	2,745,141	3.41	6.1135	5.8535	333	2	5.1250	7.5000	305,016	68.77	69.81	725	0.00
MD	16	3,941,077	4.90	6.2914	6.0314	307	1	5.2500	7.7500	246,317	76.11	78.42	679	0.00
ME	3	923,024	1.15	6.2983	6.0383	359	1	5.8750	7.0000	307,675	77.09	77.09	674	0.00
MI	4	448,635	0.56	7.1335	6.8735	359	1	6.0000	8.0000	112,159	79.44	79.44	693	0.00
MN	3	459,710	0.57	6.9441	6.6841	357	3	5.5000	7.6250	153,237	86.21	86.21	725	0.00
MO	3	290,488	0.36	7.3982	7.1382	359	1	6.7500	8.3750	96,829	68.22	78.29	633	0.00
NC	8	1,022,358	1.27	7.0675	6.8075	319	3	6.0000	8.0000	127,795	80.43	80.43	659	0.00
ND	1	56,414	0.07	7.4100	7.1500	358	2	7.4100	7.4100	56,414	94.96	94.96	764	0.00
NE	2	220,726	0.27	6.4706	6.2106	358	2	5.7500	7.3750	110,363	84.43	95.57	692	0.00
NH	1	230,144	0.29	6.5000	6.2400	360	0	6.5000	6.5000	230,144	89.90	89.90	634	0.00
NJ	26	7,066,396	8.79	6.6331	6.3731	339	2	5.7500	9.0000	271,784	70.90	71.72	688	0.00
NV	5	743,368	0.92	6.6966	6.4366	358	2	6.1250	7.0000	148,674	74.25	74.25	646	0.00
NY	25	9,415,163	11.71	6.7249	6.4649	344	2	5.0000	8.0000	376,607	70.20	73.69	702	0.00
OH	5	510,437	0.63	6.9370	6.6770	358	2	6.5000	7.7500	102,087	86.99	86.99	675	0.00
OK	3	383,737	0.48	6.6394	6.3794	358	2	6.1250	7.8750	127,912	86.13	86.13	751	0.00
OR	5	1,129,430	1.40	6.4316	6.1716	301	1	6.0000	6.6250	225,886	77.79	77.79	634	0.00
PA	12	1,457,647	1.81	7.0462	6.7862	309	2	5.8750	9.0000	121,471	73.55	73.55	703	0.00
RI	1	226,010	0.28	6.3750	6.1150	349	11	6.3750	6.3750	226,010	44.78	44.78	620	0.00
SC	3	1,184,023	1.47	6.5535	6.2935	210	3	6.3750	7.5000	394,674	73.81	73.81	671	0.00
TN	6	335,741	0.42	7.7542	7.4942	265	2	7.3750	8.7500	55,957	89.56	89.56	670	0.00
TX	22	2,775,242	3.45	6.8404	6.5804	333	2	5.5000	8.5000	126,147	82.13	84.88	685	0.00
VA	10	2,352,737	2.93	6.3108	6.0508	345	2	5.8750	6.7500	235,274	77.01	78.16	688	0.00
VT	1	80,341	0.10	6.3750	6.1150	358	2	6.3750	6.3750	80,341	84.74	84.74	725	0.00
WA	2	931,855	1.16	6.2672	6.0072	354	4	5.8750	7.2500	465,928	63.04	63.04	719	0.00
WI	1	125,631	0.16	8.0000	7.7400	358	2	8.0000	8.0000	125,631	85.00	85.00	683	0.00
WV	1	49,831	0.06	6.8750	6.6150	356	4	6.8750	6.8750	49,831	29.66	29.66	680	0.00

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	373	80,407,287	100.00	6.6679	6.4023	330	2	5.0000	9.8750	215,569	74.20	75.31	690	0.00

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	20	2,961,637	3.68	6.9473	6.6873	355	1	6.0000	8.5000	148,082	73.68	73.68	0	0.00
550 - 599	12	1,917,305	2.38	6.2930	6.0330	331	1	6.0000	7.0000	159,775	63.37	64.90	587	0.00
600 - 624	25	4,752,885	5.91	6.8750	6.6150	339	3	5.2500	9.8750	190,115	71.27	71.28	614	0.00
625 - 649	58	11,730,663	14.59	6.8774	6.5872	324	3	5.1250	9.7500	202,253	78.83	79.06	635	0.00
650 - 674	59	11,983,763	14.90	6.7320	6.4642	318	3	5.2500	8.8750	203,115	76.74	77.49	663	0.00
675 - 699	64	13,433,559	16.71	6.7887	6.5287	338	2	5.3750	9.3750	209,899	80.74	82.33	687	0.00
700 - 724	45	11,489,636	14.29	6.7270	6.4670	326	2	5.1250	9.0000	255,325	69.39	70.88	712	0.00
725 - 749	51	11,798,958	14.67	6.5709	6.3109	336	2	5.3750	8.1250	231,352	74.48	77.14	734	0.00
750 - 774	27	6,235,448	7.75	5.9882	5.7282	318	2	5.0000	7.7500	230,943	63.91	64.74	759	0.00
775 - 799	12	4,103,434	5.10	6.3665	6.1065	341	2	5.1250	7.8750	341,953	69.15	69.15	783	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**233**	**49,863,079**	**62.01**	**6.7305**	**6.4615**	**335**	**2**	**5.0000**	**9.7500**	**214,005**	**73.57**	**74.34**	**689**	**0.00**
NO	233	49,863,079	62.01	6.7305	6.4615	335	2	5.0000	9.7500	214,005	73.57	74.34	689	0.00
Yes	**140**	**30,544,208**	**37.99**	**6.5657**	**6.3057**	**322**	**2**	**5.2500**	**9.8750**	**218,173**	**75.21**	**76.88**	**692**	**0.00**
1Y	9	3,003,831	3.74	7.3968	7.1368	356	4	6.5000	8.5000	333,759	82.34	91.49	702	0.00
2Y	1	218,965	0.27	9.0000	8.7400	356	5	9.0000	9.0000	218,965	95.00	95.00	705	0.00
3Y	61	13,420,567	16.69	6.4902	6.2302	324	2	5.3750	9.2500	220,009	75.22	75.55	699	0.00
5Y	65	13,000,600	16.17	6.3599	6.0999	310	2	5.2500	9.3750	200,009	74.38	75.68	682	0.00
6M	3	788,333	0.98	7.3050	7.0450	352	8	6.0000	9.8750	262,778	55.45	55.45	677	0.00
7M	1	111,913	0.14	7.2500	6.9900	359	1	7.2500	7.2500	111,913	80.00	100.00	690	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
First Lien	373	80,407,287	100.00	6.6679	6.4023	330	2	5.0000	9.8750	215,569	74.20	75.31	690	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**690**	**0.00**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w MI	153	21,212,195	26.38	7.1593	6.8782	343	3	5.6250	9.7500	138,642	90.84	90.84	95.00	687	0.00
LTV GT 80 w/out MI	11	2,385,778	2.97	7.5465	7.2865	334	2	6.2500	9.0000	216,889	92.61	92.61	95.00	698	0.00
LTV LE 80	209	56,809,314	70.65	6.4475	6.1875	325	2	5.0000	9.8750	271,815	67.21	68.78	80.00	691	0.00
TOTAL	**373**	**80,407,287**	**100.00**	**6.6679**	**6.4023**	**330**	**2**	**5.0000**	**9.8750**	**215,569**	**74.20**	**75.31**	**95.00**	**690**	**0.00**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	373	80,407,287	100.00	6.6679	6.4023	330	2	5.0000	9.8750	215,569	74.20	75.31	690	0.00
TOTAL	373	80,407,287	100.00	6.6679	6.4023	330	2	5.0000	9.8750	215,569	74.20	75.31	690	0.00

Collateral Grouped by IO

IO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	314	64,953,267.37	80.78	6.7100	0.2669	6.4432	332	332	3	5.0000	9.8750	206,858	74.96	76.25	692	0.00
Y	59	15,454,019.32	19.22	6.4907	0.2600	6.2307	321	321	1	5.2500	9.7500	261,933	70.98	71.36	684	0.00
TOTAL	373	80,407,286.69	100.00	6.6679	0.2656	6.4023	330	330	2	5.0000	9.8750	215,569	74.20	75.31	690	0.00

Collateral Grouped by Loan-to-Value										
LOAN TO VALUE LOAN PURP PROPTYPE	**Count**	**Balance**	**Percent**	**GWAC**	**Avg Bal**	**WA LTV**	**WA FICO**	**WA DTI**	**% W/SIL 2ND**	**% OWNER OCC**
90 +	**503**	**73,402,838**	**100.00**	**7.0560**	**145,930**	**92.94**	**682**	**37.91**	**0.94**	**67.29**
Cash Out Refinance	**74**	**11,640,515**	**15.86**	**6.6361**	**157,304**	**92.85**	**680**	**38.72**	**0.00**	**93.61**
2-4 Family	2	230,034	0.31	9.1924	115,017	90.00	685	40.37	0.00	0.00
Condominium	1	76,293	0.10	5.8750	76,293	90.00	729	0.00	0.00	100.00
Manufactured Home	1	120,490	0.16	8.1250	120,490	90.00	669	0.00	0.00	100.00
PUD	16	2,982,195	4.06	6.3664	186,387	93.84	694	39.47	0.00	97.11
Single Family	54	8,231,502	11.21	6.6477	152,435	92.64	674	38.39	0.00	94.81
Purchase	**410**	**59,249,389**	**80.72**	**7.1627**	**144,511**	**93.01**	**683**	**37.73**	**1.16**	**61.66**
2-4 Family	71	11,391,328	15.52	7.6082	160,441	91.61	692	34.92	2.25	39.56
Condominium	30	4,385,602	5.97	7.0803	146,187	93.47	687	36.09	0.00	65.45
PUD	55	9,726,725	13.25	6.9423	176,850	93.03	673	37.81	0.00	68.20
Single Family	252	33,556,969	45.72	7.0899	133,163	93.44	683	38.89	1.28	67.13
Townhouse	2	188,764	0.26	6.5032	94,382	90.00	739	0.00	0.00	0.00
Rate/Term Refinance	**19**	**2,512,935**	**3.42**	**6.4853**	**132,260**	**91.77**	**665**	**36.70**	**0.00**	**77.91**
Manufactured Home	1	92,931	0.13	7.5000	92,931	90.00	657	0.00	0.00	100.00
PUD	9	1,244,332	1.70	6.4097	138,259	91.65	668	33.68	0.00	67.31
Single Family	9	1,175,672	1.60	6.4851	130,630	92.05	663	41.03	0.00	87.39
TOTAL	**503**	**73,402,838**	**100.00**	**7.0560**	**145,930**	**92.94**	**682**	**37.91**	**0.94**	**67.29**

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	Stated WAM	Calc WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15Y	52	7,055,004.53	7.95	6.1112	0.2600	5.8512	177	187	3	4.8750	8.2500	135,673	70.66	71.00	707	29.53
15Y IO	22	2,913,411.00	3.28	6.4779	0.2600	6.2179	179	179	1	5.3750	8.7500	132,428	79.96	83.53	716	31.92
30Y	398	64,625,635.43	72.79	7.0543	0.2600	6.7943	357	358	2	5.2500	9.8750	162,376	78.33	81.62	699	34.80
30Y IO	95	14,190,457.52	15.98	6.5532	0.2600	6.2932	359	359	1	5.7500	8.6250	149,373	78.79	80.37	707	35.76
TOTAL	**567**	**88,784,508.48**	**100.00**	**6.8804**	**0.2600**	**6.6204**	**337**	**339**	**2**	**4.8750**	**9.8750**	**156,586**	**77.85**	**80.64**	**702**	**34.37**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 75,000	119	6,634,177	7.47	7.4647	7.2047	327	3	5.6250	9.3750	55,749	83.78	85.42	691	34.85
75,001 - 333,700	403	61,245,256	68.98	6.8969	6.6369	337	2	4.8750	9.8750	151,973	79.57	82.69	703	34.59
333,701 - 400,000	19	6,907,132	7.78	6.8034	6.5434	349	2	5.8750	8.7500	363,533	71.76	74.65	689	33.60
400,001 - 650,000	23	11,555,115	13.01	6.5851	6.3251	345	2	5.5000	7.5000	502,396	72.09	74.37	707	33.57
650,001 - 1,000,000	3	2,442,828	2.75	6.4936	6.2336	359	2	6.0000	7.3750	814,276	62.84	62.84	706	33.27
TOTAL	**567**	**88,784,508**	**100.00**	**6.8804**	**6.6204**	**339**	**2**	**4.8750**	**9.8750**	**156,586**	**77.85**	**80.64**	**702**	**34.37**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0.00 - 30.00	1	129,000	0.15	6.7500	6.4900	360	2	6.7500	6.7500	129,000	360	360	20.48	20.48	734	34.38
30.01 - 40.00	8	1,842,643	2.08	5.8896	5.6296	284	2	5.0000	7.5000	230,330	169	360	37.51	37.51	727	27.24
40.01 - 50.00	9	1,380,404	1.55	6.0449	5.7849	274	2	5.6250	6.8750	153,378	178	360	46.08	47.01	718	27.75
50.01 - 60.00	21	5,807,057	6.54	6.1933	5.9333	351	2	5.1250	6.7500	276,527	178	360	57.36	58.65	717	28.91
60.01 - 70.00	51	10,273,804	11.57	6.3491	6.0891	330	2	5.0000	8.0000	201,447	174	360	66.46	67.16	685	33.79
70.01 - 79.99	72	10,793,063	12.16	6.7431	6.4831	330	2	4.8750	8.3750	149,904	176	360	76.51	81.41	700	35.51
80.00 - 80.00	200	34,384,065	38.73	6.9162	6.6562	343	2	5.2500	9.2500	171,920	120	360	80.00	85.17	702	34.69
80.01 - 90.00	177	20,579,517	23.18	7.2232	6.9632	342	2	5.8750	9.5000	116,268	176	360	89.54	89.59	705	36.13
90.01 - 95.00	28	3,594,956	4.05	8.4495	8.1895	357	4	6.0000	9.8750	128,391	346	359	94.89	94.89	684	33.36
TOTAL	**567**	**88,784,508**	**100.00**	**6.8804**	**6.6204**	**339**	**2**	**4.8750**	**9.8750**	**156,586**	**120**	**360**	**77.85**	**80.64**	**702**	**34.37**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Investor	567	88,784,508	100.00	6.8804	6.6204	339	2	4.8750	9.8750	156,586	77.85	80.64	702	34.37
TOTAL	**567**	**88,784,508**	**100.00**	**6.8804**	**6.6204**	**339**	**2**	**4.8750**	**9.8750**	**156,586**	**77.85**	**80.64**	**702**	**34.37**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
0 - 0	1	143,524	0.16	7.0000	6.7400	356	4	7.0000	7.0000	143,524	80.00	80.00	0	32.04
550 - 599	4	462,044	0.52	7.0805	6.8205	337	2	5.7500	8.0000	115,511	77.10	77.10	581	39.36
600 - 624	18	2,969,325	3.34	7.2336	6.9736	345	2	6.0000	8.7500	164,963	75.36	78.38	615	34.28
625 - 649	62	9,384,533	10.57	7.3871	7.1271	349	2	5.5000	9.2500	151,363	76.69	80.56	637	35.57
650 - 674	84	12,089,398	13.62	7.0364	6.7764	341	2	5.5000	9.6250	143,921	79.60	81.45	663	37.48
675 - 699	126	18,744,678	21.11	6.9321	6.6721	330	3	5.1250	9.8750	148,767	81.47	83.58	687	30.86
700 - 724	105	16,976,912	19.12	6.7963	6.5363	344	2	5.5000	9.5000	161,685	76.75	80.02	712	34.93

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
725 - 749	68	12,292,333	13.85	6.5567	6.2967	339	2	5.0000	8.3750	180,770	76.27	79.12	733	34.58
750 - 774	65	9,881,762	11.13	6.6625	6.4025	329	2	4.8750	8.8750	152,027	76.16	79.20	764	36.05
775 - 799	33	5,664,172	6.38	6.6902	6.4302	340	2	5.3750	8.5000	171,642	74.91	78.13	784	31.56
800 +	1	175,829	0.20	6.1250	5.8650	359	2	6.1250	6.1250	175,829	80.00	90.00	808	40.65
TOTAL	**567**	**88,784,508**	**100.00**	**6.8804**	**6.6204**	**339**	**2**	**4.8750**	**9.8750**	**156,586**	**77.85**	**80.64**	**702**	**34.37**